UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Deploys Wireless Broadband Network for NGI in Italy. Dated January 29th , 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts Efrat Makov, CFO +972-3-645-6252 +760-517-3187 Efrat.makov@alvarion.com	Claudia Gatlin, Investor Relations +212-830-9080 claudia.gatlin@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Deploys Wireless Broadband Network
for NGI in Italy

Brings High Speed Services to Residents and Businesses with BreezeACCESS® VL and BreezeNET® B

Tel Aviv, Israel, January 29, 2008 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that NGI, one of the main ISPs in Italy, has deployed its BreezeACCESS® VL and BreezeNET® B to offer high speed broadband wireless services in Northern Italy. The new network provides extended voice and data services to Lombardia, Veneto and Piemonte regions, covering approximately 15,000 km2.

This deployment project increases broadband service availability to both business and residential users, while offering the benefits of extended coverage, especially in regions where xDSL and cable broadband services are inadequate. With Alvarion’s solution, NGI is able to maintain the continuous expansion of the network, covering close to 1100 municipalities to date.

“We selected Alvarion as the best vendor for answering the increasing demand for broadband wireless,” said Luca Spada, CEO of NGI. “Alvarion’s mature solution includes a wide range of services, providing immediate connectivity and extended broadband at affordable rates. Demonstrating constant innovation in practice, Alvarion offers a full range of supported frequency bands and applications, enabling us to successfully achieve our goal of increasing broadband opportunities throughout the country.”

“Broadband wireless has increased significantly in Italy and together with leading local partners and ISPs such as NGI, deployments in the region have been very successful,” said Tzvika Friedman, CEO and President of Alvarion. “We expect the broadband wireless market to expand, while our solutions for both license and license-exempt frequencies are being further deployed throughout the entire region.”

About NGI

NGI has been operating as Internet Service Provider since 1994, offering services at national level. NGI today is a flexible and innovative ISP with 100,000 active customers and maintaining its leading position in the telecommunications market. The services provided by NGI include the dial-up, access to broadband Internet, VoIP and value-added services, such as a dedicated server virtual, domains, hosting and mailbox.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.